THE COMMUNITY REINVESTMENT ACT
                            QUALIFIED INVESTMENT FUND

                                DISTRIBUTION PLAN

     This Distribution Plan (the "Plan") has been adopted by the Board of Trustees of The Community Reinvestment Act Qualified Investment Fund (the "Fund") in connection with the shares of the Fund. The Plan has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act").

     Section 1. Distribution Payments. (a) The Fund may pay the Fund's distributor (the "Distributor") (or any other person) an amount (a "Distribution Payment") of up to 0.25% annually of the average daily net assets attributable to the outstanding shares of the Fund. The Distribution Payment shall be calculated and accrued daily, paid monthly and shall be in consideration for distribution and other services and the assumption of related expenses (including the payment of commissions and transaction fees) in conjunction with the shares of the Fund. In determining the amounts payable on behalf of the Fund under the Plan, the net asset value of the shares shall be computed in the manner specified in the Fund's then current Prospectus and Statement of Additional Information describing the Fund's shares.

     (b) Payments to the Distributor under subsection (a) above shall be used to cover expenses that are related to (a) the distribution of shares of the Fund,
(b) ongoing servicing and/or maintenance of the accounts of shareholders of the Fund, (c) payments to institutions for selling shares of the Fund, and (d) sub-transfer agency, sub-accounting, administrative or similar services related to shares of the Funds.

     Section 2. Expenses Allocated; Compliance. Amounts paid by the Fund under the Plan must be for distribution services rendered for or on behalf of the holders of the Fund's shares. However, joint distribution financing or other services rendered with respect to such shares (which may involve other investment funds or companies that are affiliated persons of the Fund or affiliated persons of the Distributor) is authorized to the extent permitted by law.

     Section 3. Reports to Fund. So long as this Plan is in effect, the Distributor shall provide the Fund's Board of Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to the Plan and the purposes for which such expenditures were made.

     Section 4. Approval of Plan. This Plan will become effective with respect to the Fund's shares on the date the public offering of the Fund's shares commences provided this Plan has been approved by a majority of the Board of Trustees, including a majority of those trustees who are not "interested persons" (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan (the "Disinterested Trustees"), pursuant to a vote cast in person

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at a meeting called for the purpose of voting on the approval of the Plan.

     Section 5. Continuance of Plan. Unless sooner terminated in accordance with the terms hereof, this Plan shall remain in effect for one year following its adoption and thereafter for so long as its continuance is specifically approved at least annually by the Fund's Board of Trustees in the manner described in
Section 4 hereof.

     Section 6. Amendments. This Plan may be amended at any time by the Board of Trustees provided that (a) any amendment to increase materially the costs which the shares of the Fund may bear pursuant to the Plan shall be effective only upon approval by a vote of a majority of the outstanding shares affected by such matter, and (b) any material amendments of the terms of the Plan shall become effective only upon approval in the manner described in Section 4 hereof.

     Section 7. Termination. This Plan is terminable without penalty at any time by (a) a vote of a majority of the Disinterested Trustees, or (b) a vote of a majority of the outstanding shares of the Fund.

     Section 8. Selection/Nomination of Trustees. While this Plan is in effect, the selection and nomination of Disinterested Trustees shall be committed to the discretion of the Disinterested Trustees.

     Section 9. Miscellaneous. The captions in this Plan are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

Adopted:  ______________